SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

SCHEDULE 14D-9

Solicitation/ Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934

CB BANCSHARES, INC. (Name of Subject Company)

CB BANCSHARES, INC. (Name of Person(s) Filing Statement)

Common Stock, Par Value $1.00 Per Share (Title of Class of Securities)

124785106 (CUSIP Number of Class of Securities)

Dean K. Hirata
CB Bancshares, Inc.
201 Merchant Street
Honolulu, Hawaii 96813
(808) 535-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to: Fred B. White, III Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

MATERIALS USED IN PRESENTATION MADE TO DIVISION OF FINANCIAL INSTITUTIONS INFORMATIONAL AND COMMENT PROCEEDING

Financial Inadequacy of CPF's Hostile Proposal

Recent CPF and CBBI Stock Performance

Stock Price Performance Since CPF's Unsolicited Proposal
CPF Axis
CBBI & Offer Axis
$30.00
$28.00
$26.00
$24.00
$22.00
$20.00
$72.50
$66.00
$59.50
$53.00
$46.50
$40.00
4/29
5/13
5/28
6/11
6/25
7/10
7/24
8/7
8/21
9/5
9/19
10/3
10/17
10/31
11/14
12/01
5/9/03 Offer
CBBI
CPF

2

Recent Performance Suggests Bright Future

Strong Quarterly Balance Sheet and Income Growth

TOTAL ASSETS
$2,000,000
$1,850,000
$1,700,000
$1,550,000
$1,400,000
$1,556,411
$1,588,195
$1,674,858
$1,656,759
$1,698,829
$1,842,958
2Q,02
3Q,02
4Q,02
1Q,03
2Q,03
3Q,03
Total Assets

TOTAL DEPOSITS
$1,200,000
$1,175,000
$1,150,000
$1,125,000
$1,100,000
$1,135,727
$1,133,298
$1,163,227
$1,146,094
$1,181,563
2Q,02
3Q,02
4Q,02
1Q,03
2Q,03
3Q,03
Total Deposits

ADJUSTED NET INCOME
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$3,621
$3,672
$3,604
$3,972
$7,149
$6,856
2Q,02
3Q,02
4Q,02
1Q,03
2Q,03
3Q,03
Adjusted Net Income

ADJUSTED EARNINGS PER SHARE
$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
$0.83
$0.84
$0.84
$0.92
$1.63
$1.54
2Q,02
3Q,02
4Q,02
1Q,03
2Q,03
3Q,03
Adjusted Earnings Per Share

Source: CBBI's public filings, CBBI management.

5

Recent Performance Suggests Bright Future

Key Performance Metrics Are Improving

ADJUSTED RETURN ON AVERAGE EQUITY

20%
16%
14%
10%
10.35%
9.74%
9.66%
10.40%
19.09%
2Q02
4Q02
Adjusted Return on Average Equity

ADJUSTED RETURN ON AVERAGE ASSETS

2.00%
1.60%
1.20%
0.80%
0.40%
0.00%
0.92%
1.49%
2Q02
4Q02

NET INTEREST MARGIN

6.00%
5.60%
5.20%
4.40%
4.00%
5.27%
4.76%
2Q02
4Q02
Net Interest Margin

EFFICIENCY RATIO

60.00%
59.00%
58.00%
57.00%
56.00%
55.00%
54.00%
52.00%
58.22%
57.66%
57.14%
55.51%
2Q02
4Q02
Efficiency Ratio

Source: CBBI's public filings, CBBI management.

6

Recent Performance Suggests Bright Future

Comparable Group Performance

Name	City	St.	Total Assets ($)	Tangible Equity/ Tangible Assets (%)	LTM ROAA (%)	LTM ROAE (%)	Price/ Tangible BV (%)	Price/ LTM EPS (x)	Price/ Est. 2003 EPS (x)	Price/ Est. EPS 2004 (x)	Market Cap. ($)
Central Pacific Financial Corp	Honolulu	HI	2,121.8	8.79	1.72	19.44	226.18	12.90	12.46	12.11	442.8
First National Bank Alaska	Anchorage	AK	2,156.8	20.64	2.12	9.99	182.02	18.61	NA	NA	810.2
Frontier Financial Corp.	Everett	WA	2,059.9	10.06	1.92	19.04	207.17	16.64	15.80	14.71	624.8
Mid-State Bancshares	Arroyo Grande	CA	2,086.1	10.79	1.69	12.01	271.56	19.00	18.72	17.22	599.2
Columbia Banking System Inc.	Tacoma	WA	1,699.0	8.51	1.10	12.55	194.56	15.22	14.99	12.99	281.1
West Coast Bancorp	Lake Oswego	OR	1,669.0	8.18	1.26	14.48	228.55	17.24	17.06	15.58	225.6
TriCo Bancshares	Chico	CA	1,440.6	7.25	1.28	14.25	252.92	15.86	15.64	14.11	260.1
Capital Corp of the West	Merced	CA	1,162.4	7.14	1.21	16.14	256.97	16.98	16.11	14.24	212.8
Heritage Commerce Corp.	San Jose	CA	984.7	8.88	0.85	9.47	161.82	17.86	18.66	16.45	141.6
	HIGH		2,156.8	20.64	2.12	19.44	207.17	19.00	18.72	17.22	810.2
	LOW		984.7	7.14	0.85	9.47	161.82	12.90	12.46	12.11	141.6
	MEAN		1,710.0	10.02	1.46	14.29	222.52	16.72	16.21	14.81	412.0
	MEDIAN		1,699.0	8.79	1.28	14.25	228.55	16.98	15.95	14.52	225.6
CB Bancshares Inc.	**Honolulu**	**HI**	**1,842.0**	**8.84**	**1.26**	**14.04**	**168.01**	**12.88** (2)	**NA**	**NA**	**274.0**

Source: SNL Financial.

8

Searchable text section of graphics shown above

Introduction
====================================================================================

o      I would like to thank the Division of Financial Institutions for giving me the opportunity to speak today on behalf of CB Bancshares ("CBBI")

o      During my comments, I would like to focus on the inadequacy of CPF's hostile proposal from a financial point of view

o      Specifically, I will review:

           >>    The current offer value of CPF's hostile proposal
           >>    The implied offer multiples based on the current offer value and CBBI's recent performance
           >>    Transaction multiples from recent nationwide transactions
           >>    A transaction at the current offer level, or any higher, may critically impair CPF's amount of capital and may create
                 greater risk for shareholders, customers, and the community
           >>    An overview of CBBI's bright future

o      I will conclude by letting you, the Committee, "do the math" on the financial inadequacy of the offer

o      It is worth noting that our financial advisor, Sandler O'Neill &
       Partners, one of the pre-eminent investment banks in the financial services industry, has given its opinion that CPF's hostile proposal was inadequate from a financial point of view not only once but twice

                                          1

Financial Inadequacy of CPF's Hostile Proposal
===================================================================================
Recent CPF and CBBI Stock Performance

        Stock Price Performance Since CPF's Unsolicited Proposal

                               [GRAPHIC OMITTED]

o      CPF announced their hostile takeover proposal on April 16, 2003

o      Since announcement, CBBI has reported two quarters of record earnings

o      We believe that investors are recognizing CBBI's recent financial performance and that there is substantial upside in our stock based on this performance

Notes: "CPF Axis" measures CPF's closing stock price. "CBBI & Offer Axis"
measures both CBBI's closing stock price and the implied value of the offer based on CPF's May 9, 2003 unsolicited proposal of $22.27 cash and 1.6005 CPF shares per share of CBBI.

                                          2

Financial Inadequacy of CPF's Hostile Proposal
================================================================================================
Analysis of Offer Multiples

                                CBBI's        CPF's Hostile     Nationwide        CPF's Hostile
                       Current Trading   Proposal Multiples    Transaction   Proposal Multiples
                           Multiples(1)      At 12/01/03(2)    Multiples(3)       At 4/16/03(4)

Price/Adjusted EPS(5)         12.9X             13.5x            21.67x             20.4x

Price/Adjusted Latest
Quarter EPS(5)                10.3x             10.8x            21.67x             20.4x

Price/Book Value               166%              175%             239%               189%

Price/Tangible
Book Value                     166%              175%             250%               189%

o       Based on CBBI's adjusted earnings per share of $4.93 for LTM ended
        9/30/03, the price to latest 12 months earnings per share of CPF's hostile offer is 13.5x. This is over 8 multiple points lower than the national median.

o       If you annualize CBBI's most recent quarterly earnings per share, the offer multiple is less than half the national median.

(1) Data as of, or for the period ending, 9/30/03. Current CBBI stock price as of $63.50 as of 12/01/03. (2) Deal value of $66.72 per share based on CPF's closing price of $27.77 on 12/01/03. Data as of, or for the period ending,
9/30/03. (3) Nationwide transactions include 87 commercial bank nationwide deals announced this year with deal value greater than $15 million. Pricing data as of
12/01/03. (4) Pricing data as of 4/16/03. Data as of, or for the period ending,
3/31/03. Based on CPF's April 17, 2003 Investor Presentation. (5) Adjusted net
income and adjusted earnings per share are based on net income excluding after-tax unsolicited CPF proposal-related charges of $4.1 million.

Source: SNL Financial, CBBI and CPF public filings.

                                          3

Financial Inadequacy of CPF's Hostile Proposal
================================================================================
CPF's Capital Ratios

o       Under Hawaii law, shareholders who dissent from the proposed transaction have the right to have their shares appraised for fair value and paid for in cash

o       Given the inadequate level of the current offer, the appraisal value should be significantly higher

o       If there is any significant dissent, or if CPF should raise its offer, the increased cash will considerably reduce CPF's capital ratios

o       There are a variety of scenarios where CPF would no longer be well capitalized under regulatory guidelines

o       Therefore a transaction at the current offer level, or any higher offer level, may critically impair CPF's amount of capital and may create greater risk for shareholders, customers, and the community

                                        4

Recent Performance Suggests Bright Future
================================================================================
Strong Quarterly Balance Sheet and Income Growth

            TOTAL ASSETS                                TOTAL DEPOSITS

  2Q,02         3Q,02        4Q,02           2Q,02         3Q,02         4Q,02
$1,556,411   $1,588,195   $1,674,358       $1,135,727    $1,133,298   $1,163,227

   1Q,03        2Q,03        3Q,03           1Q,03          2Q,03         3Q,03
$1,656,759   $1,698,829   $1,842,958       $1,146,094    $1,181,568   $1,178,188

         ADJUSTED NET INCOME                    ADJUSTED EARNINGS PER SHARE

  2Q,02      3Q,02        4Q,02             2Q,02         3Q,02         4Q,02
$3,621      $3,672       $3,604             $0.83         $0.84         $0.84

 1Q,03       2Q,03        3Q,03             1Q,03         2Q,03         3Q,03
$3,972      $7,149       $6,856             $0.92         $1.63         $1.54

Source: CBBI's public filings, CBBI management.

Note: Adjusted net income and adjusted earnings per share excludes asset-backed securities impairment charge of $951,000 after tax incurred in 3Q02, $2.8 million after tax in unsolicited CPF proposal related charges in 2Q03 and $1.3 million after tax in unsolicited CPF proposal related charges in 3Q03.

Recent Performance Suggests Bright Future
================================================================================
Key Performance Metrics Are Improving

        ADJUSTED RETURN ON                            ADJUSTED RETURN ON
          AVERAGE EQUITY                                AVERAGE ASSETS

  2Q,02         3Q,02        4Q,02           2Q,02         3Q,02         4Q,02
 10.35%         9.74%        9.66%           0.93%         0.92%         0.89%

  1Q,03         2Q,03        3Q,03           1Q,03          2Q,03        3Q,03
 10.40%         19.09%       16.81%          0.96%          1.68%        1.49%

         NET INTEREST MARGIN                           EFFICIENCY RATIO

 2Q,02      3Q,02          4Q,02             2Q,02         3Q,02         4Q,02
5.31%       5.27           5.18%             58.33%        57.66%         58.22%

1Q,03       2Q,03          3Q,03             1Q,03         2Q,03         3Q,03
4.76%       4.82%          4.84%             57.14%        56.42%        55.51%

Source: CBBI's public filings, CBBI management.

Note: Adjusted return on average equity adjusted return on average assets, and the efficiency ratio are based on net income excluding asset-backed securities impairment charge of $951,000 after tax incurred in 3Q02, $2.8 million after tax in unsolicited CPF proposal related charges in 2Q03 and $1.3 million after tax in unsolicited CPF proposal related charges in 3Q03. Efficiency ratio shows non-interest expense divided by the sum of non-interest income and net-interest income.

Recent Performance Suggests Bright Future
================================================================================
Areas of Strong Performance

o      Substantial increase in earnings per share

       >>   Adjusted EPS of $1.54 in the third quarter of 2003 is an 83%
            increase versus Adjusted EPS of $0.84 in the third quarter of 2002

o      California loan production offices are achieving stronger than anticipated growth

       >>   Approximately $100 million of CBBI's loan portfolio at the end of the third quarter 2003

o      Mortgage banking business continues to improve

       >>   For the nine months ended September 30, 2003 revenues from the mortgage banking business totaled $2.3 million, an increase of 59%
            over the same period last year

o      Reduced credit-related costs

       >>   Nonperforming assets decreased $4.9 million, or 29.3%, from $16.7 million at September 30, 2002 to $11.8 million at September 30, 2003

       >>   Nonperforming loans as a percentage of total loans decreased 47 basis points from 1.36% at September 30, 2002 to 0.89% at September
            30, 2003

       >>   Loan loss provision of $1.2 million for the third quarter of 2003 is
            71% lower than the loan loss provision of $4.0 million in the third quarter of 2002

Recent Performance Suggests Bright Future
================================================================================
Comparable Group Performance

Data as of or for the Period Ending September 30, 2003
Pricing Data as of December 1, 2003
Dollar Values in Millions

------------------------------------------------------------------------------------------------------------------------------------
                                                          Tangible
                                                            Equity/                     Price/   Price/   Price/    Price/
                                                  Total    Tangible    LTM      LTM   Tangible    LTM    Est.2003  Est.EPS  Market
Name                      City            St.   Assets($)  Assets(%) ROAA(%)  ROAE(%)     BV(%)  EPS(x)   EPS(x)   2004(x)  Cap.($)
------------------------------------------------------------------------------------------------------------------------------------
Central Pacific
  Financial Corp          Honolulu        HI    2,131.8       8.79     1.73   19.44    236.18   12.90     13.46    12.11    442.8
First National
  Bank Alaska             Anchorage       AK    2,156.8      20.64     2.13    9.99    182.03   18.61        NA       NA    810.2
Frontier Financial Corp.  Everett         WA    2,059.9      10.06     1.93   19.04    307.17   16.64     15.80    14.71    634.8
Mid-State Bancshares      Arroyo Grande   CA    2,086.1      10.79     1.69   13.01    271.56   19.00     18.72    17.23    599.3
Columbia Banking
  System Inc              Tacoma          WA    1,699.0       8.51     1.10   13.55    194.56   15.32     14.99    13.99    281.1
West Coast Bancorp        Lake Oswego     OR    1,669.0       8.18     1.26   14.48    238.55   17.34     17.06    15.58    325.6
TriCo Bancshares          Chico           CA    1,440.6       7.25     1.28   14.35    252.93   15.86     15.64    14.11    260.1
Capital Corp
  of the West             Merced          CA    1,162.4       7.14     1.21   16.14    256.97   16.98     16.11    14.34    212.8
Heritage Commerce Corp.   San Jose        CA      984.7       8.88     0.85    9.47    161.83   17.86     18.66    16.45    141.6
                        ------------------------------------------------------------------------------------------------------------
                          HIGH                  2,156.8      20.64     2.13   19.44    307.17   19.00     18.72    17.23    810.2
                          LOW                     984.7       7.14     0.85    9.47    161.83   12.90     13.46    12.11    141.6
                          MEAN                  1,710.0      10.03     1.46   14.39    233.53   16.72     16.31    14.81    412.0
                          MEDIAN                1,699.0       8.79     1.28   14.35    238.55   16.98     15.95    14.53    325.6
                        ------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
CB Bancshares Inc.        Honolulu        HI    1,843.0       8.84     1.26   14.04    168.01   12.88(2)     NA      NA     274.0
------------------------------------------------------------------------------------------------------------------------------------

o    Despite our strong recent performance, CBBI continues to trade at a discount to our peers

o    This is due, at least in part, to the uncertainty surrounding CPF's hostile proposal

o    As I stated earlier, we believe that investors are recognizing CBBI's improved fundamentals

Source: SNL Financial.

(1) The regional group includes publicly traded commercial banks of comparable size located in the western region of the United States, comprising Alaska,
Arizona, California, Hawaii, Idaho, Montana, Nevada, Oregon, Washington and
Wyoming. (2) Price / Adjusted LTM EPS of 12.88x is based on Adjusted LTM EPS of
$4.93. Utilizing unadjusted EPS of $4.00, the Price / LTM EPS multiple is
15.88x.

Summary
================================================================================

o      CPF's offer is inadequate from a financial point of view

o      The implied offer multiples based on the current offer value and CBBI's recent financial performance are well below the national transaction median

o      We believe that CBBI has great prospects for the future as a stand-alone company and we believe we will continue to play an important role in the
       Hawaii community

Forward-looking Information
================================================================================

This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares' financial results. Forward- looking statements are typically identified by words or phrases such as "believe,"
"expect," "anticipate," "intent," "estimate," "may increase," "may fluctuate,"
and similar expressions or future or conditional verbs such as "will," "should,"
"would," and "could." Forward-looking statements are CB Bancshares' current estimates or expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform
Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares' 2002 Annual Report on Form 10-K and
other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

Subject to future developments, CB Bancshares may file with the SEC a
Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB
Bancshares are advised to read CB Bancshares' Solicitation/Recommendation
Statement on Schedule 14D-9 when such document becomes available because it will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Schedule 14D-9
(when available) and other documents filed by CB Bancshares with the SEC at the
SEC's internet website at www.sec.gov. Each of these documents (when available)
may also be obtained, free of charge, by calling investor relations at CB
Bancshares at 808-546-8413.

                                       10